Exhibit 99.10

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, October 29, 2010
Third quarter and first nine months 2010 results

		Change		Change
	3Q10	vs 3Q09	9M10	vs 9M09
Adjusted net income[1]
- in billion euros (B€)	2.5	+32%	7.7	+36%
- in billion dollars (B$)	3.2	+20%	10.2	+30%
- in euros per share	1.10	+32%	3.45	+35%
- in dollars per share	1.42	+19%	4.53	+30%
Net income (Group share) (B€)	2.8	+47%	8.5	+34%
Net-debt-to-equity ratio of 18% at September 30, 2010
Hydrocarbon production of 2,340 kboe/d in the third quarter 2010
Commenting on the results, Chairman and CEO Christophe de Margerie said :
« With a 32% increase in adjusted net income and more than a 4% increase in production compared to the third quarter 2009, Total confirms the momentum of the past several quarters. In addition to higher oil and gas prices, these good results reflect the quality and reliability of the Group’s operations, the profitability of its new production and the improved performance of the Chemicals segment.
This quarter was marked by major advances in the Upstream : launching the CLOV project in Angola, acquiring stakes in the Fort Hills project in Canada and GLNG in Australia, and entering into three promising new exploration permits.
These moves illustrate the effective implementation of the Group’s strategy to revitalize its exploration program and leverage partnerships to grow the Upstream, and invest in strong value-creating projects. »
The Board of Directors of Total, led by Chairman and CEO Christophe de Margerie, met on October 28, 2010 and decided that the payment of the 2011 dividend will be made on a quarterly basis, with the first 2011 quarterly interim payment expected to be made in September 2011.
The 2010 interim dividend of 1.14 euros per share is scheduled to be paid on November 17, 2010, and the remainder of the 2010 final dividend is expected to be paid after the May 2011 Annual Meeting.
♦ ♦ ♦

[1]	Definition of adjusted income on page 2 - dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.2910 $/€ for the 3rd quarter 2010, 1.4303 $/€ for the 3rd quarter 2009, 1.2708 $/€ for the 2nd quarter 2010, 1.3145 $/€ for the first 9 months of 2010 and 1.3665 $/€ for the first 9 months of 2009.

● Key figures[2]

			3Q10				9M10
			vs	in millions of euros			vs
3Q10	2Q10	3Q09	3Q09	except earnings per share and number of shares	9M10	9M09	9M09
40,180	41,329	33,628	+19%	Sales	119,112	95,099	+25%

4,728	5,461	3,510	+35%	Adjusted operating income from business segments	14,695	10,169	+45%

2,643	2,960	1,808	+46%	Adjusted net operating income from business segments	7,886	5,536	+42%
2,123	2,203	1,501	+41%	• Upstream	6,297	4,434	+42%
264	483	146	+81%	• Downstream	902	902	—
256	274	161	+59%	• Chemicals	687	200	x3

2,475	2,961	1,869	+32%	Adjusted net income	7,732	5,703	+36%

1.10	1.32	0.84	+32%	Adjusted fully-diluted earnings per share (euros)	3.45	2.55	+35%

2,244.9	2,242.5	2,236.8	—	Fully-diluted weighted-average shares (millions)	2,243.3	2,235.9	—

2,827	3,101	1,923	+47%	Net income (Group share)	8,541	6,382	+34%

4,092	3 446	3,256	+26%	Investments[3]	11,247	9,825	+14%
4,005	3 372	3,169	+26%	Investments including net investments in equity affiliates and non-consolidated companies[3]	11,021	9,584	+15%
1,074	850	807	+33%	Divestments	2,972	2,137	+39%

4,904	4 942	4,538	+8%	Cash flow from operations	15,106	10,471	+44%

4,359	5 250	3,454	+26%	Adjusted cash flow from operations	13,348	10,063	+33%

			3Q10				9M10
			vs	in millions of dollars[4]			vs
3Q10	2Q10	3Q09	3Q09	except earnings per share and number of shares	9M10	9M09	9M09
51,872	52,521	48,098	+8%	Sales	156,573	129,953	+20%

6,104	6,940	5,020	+22%	Adjusted operating income from business segments	19,317	13,896	+39%

3,412	3,762	2,586	+32%	Adjusted net operating income from business segments	10,366	7,565	+37%
2,741	2,800	2,147	+28%	• Upstream	8,277	6,059	+37%
341	614	209	+63%	• Downstream	1,186	1,233	-4%
330	348	230	+44%	• Chemicals	903	273	x3

3,195	3,763	2,673	+20%	Adjusted net income	10,164	7,793	+30%

1.42	1.68	1.20	+19%	Adjusted fully-diluted earnings per share (dollars)	4.53	3.49	+30%

2,244.9	2,242.5	2,236.8	—	Fully-diluted weighted-average shares (millions)	2,243.3	2,235.9	—

3,650	3,941	2,750	+33%	Net income (Group share)	11,227	8,721	+29%

5,283	4,379	4,657	+13%	Investments[3]	14,784	13,426	+10%
5,170	4,285	4,533	+14%	Investments including net investments in equity affiliates and non-consolidated companies[3]	14,487	13,097	+11%
1,387	1,080	1,154	+20%	Divestments	3,907	2,920	+34%

6,331	6,280	6,491	-2%	Cash flow from operations	19,857	14,309	+39%

5,627	6,672	4,940	+14%	Adjusted cash flow from operations	17,546	13,751	+28%

[2]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and, through June 30, 2010, excluding Total’s equity share of adjustments related to Sanofi-Aventis; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 17.

[3]	including acquisitions.

[4]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

● Highlights since the beginning of the third quarter 2010
•	Launched the development of the CLOV project on Block 17 in Angola and the Islay gas field in the North Sea

•	Acquired a 20% stake in the Canadian Fort Hills oil sands project through the acquisition of UTS

•	Acquired a 20% stake in the GNLG project to develop and liquefy coal seam gas in Australia

•	Added exploration acreage by taking interests in a permit in the joint development zone between Nigeria, Sao Tomé and Principe, in the Sebuku permit in Indonesia and in the CI-100 permit in Ivory Coast

•	Announced three offshore discoveries, including two oil discoveries on Block 15/06 in Angola and Block 15-1/05 in Vietnam and one gas and condensate discovery on Block B in Brunei

•	Signed an agreement with Petroleum Brunei allowing exploration operations to resume on Block CA-1 (formerly Block J) in Brunei with the entry of Petronas and Murphy as new partners

•	Entered into a new partnership agreement with Gazprom to transfer a 20% interest in the Ipati and Aquio permits in Bolivia

● Third quarter 2010 results

• Operating income
In the third quarter 2010, the Brent price averaged 76.9 $/b, an increase of 13% compared to the third quarter 2009 but a decrease of 2% compared to the second quarter 2010. European refining margin indicator (ERMI) averaged 16.4 $/t for the quarter, an increase of 37% compared to the third quarter 2009 but a decrease of 47% compared to the second quarter 2010.
The euro-dollar exchange rate averaged 1.29 $/€ in the third quarter 2010 compared to 1.43 $/€ in the third quarter 2009 and 1.27 $/€ in the second quarter 2010.
In this environment, the adjusted operating income from the business segments was 4,728 M€, an increase of 35% compared to the third quarter 20095. Expressed in dollars, the increase was 22%.
The effective tax rate6 for the business segments was 56% in the third quarter 2010 compared to 57% in the third quarter 2009.
Adjusted net operating income from the business segments was 2,643 M€ compared to 1,808 M€ in the third quarter 2009, an increase of 46%.
Expressed in dollars, the adjusted net operating income from the business segments was 3.4 billion dollars (B$), an increase of 32% compared to the third quarter 2009.
This increase is higher than that of the adjusted operating income from the business segments notably due to higher income from equity affiliates and a lower effective tax rate.

[5]	special items affecting operating income from the business segments had a negative impact of 15 M€ in the 3rd quarter 2010 and a negative impact of 9 M€ in the 3rd quarter 2009.

[6]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

     > Net income
Adjusted net income was 2,475 M€ compared to 1,869 M€ in the third quarter 2009, an increase of 32%. Expressed in dollars, adjusted net income increased by 20%.
Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi-Aventis as an equity affiliate. In the third quarter 2009, the contribution to the Group’s adjusted net income from Sanofi-Aventis was 192 M€. Excluding the contribution of Sanofi-Aventis, the Group’s adjusted net income would have increased by 48% in euros and 33% in dollars.
Adjusted net income excludes the after-tax inventory effect and special items.
•	The after-tax inventory effect had a negative impact on net income of 48 M€ in the third quarter 2010 and a positive impact of 122 M€ in the third quarter 2009.
•	Special items had a positive impact on net income of 400 M€ in the third quarter 2010, comprised essentially of gains on the sale of the Group’s interests in the Valhall and Hod fields in Norway and a gain related to the change in accounting treatment for the interest in Sanofi-Aventis. In the third quarter 2009, Special items had a positive impact on net income of 2 M€[7].
•	In the third quarter 2009, special items included the Group’s equity share of adjustment items related to Sanofi-Aventis that had a negative impact on net income of 70 M€.
Net income (Group share) was 2,827 M€ compared to 1,923 M€ in the third quarter 2009.
The effective tax rate for the Group was 56% in the third quarter 2010.
The Group did not buy back shares in the third quarter 2010.
Adjusted fully-diluted earnings per share, based on 2,244.9 million fully-diluted weighted-average shares, was 1.10 euros compared to 0.84 euros in the third quarter 2009, an increase of 32%.
Expressed in dollars, adjusted fully-diluted earnings per share increased 19% to 1.42 dollars.
     > Investments — divestments8
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 3.0 B€ (3.8 B$) in the third quarter 2010 compared to 3.1 B€ (4.4 B$) in the third quarter 2009.
Acquisitions were 1,023 M€ in the third quarter 2010, including essentially the acquisition of the shares of UTS in Canada.
Asset sales in the third quarter 2010 were 987 M€, comprised essentially of the sale of the Valhall and Hod fields.
Net investments9 were 3.0 B€ (3.9 B$) in the third quarter 2010 compared to 2.4 B€(3.5 B$) in the third quarter 2009.

[7]	detail shown on page 17.

[8]	detail shown on page 18.

[9]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

     > Cash flow
Cash flow from operations was 4,904 M€ in the third quarter 2010 compared to 4,538 M€ in the third quarter 2009. The 8% increase reflects essentially the increase in net income.
Adjusted cash flow from operations10 was 4,359 M€, an increase of 26% compared to the third quarter 2009. Expressed in dollars, adjusted cash flow from operations was 5.6 B$, an improvement of 14%.
The Group’s net cash flow11 was 1,886 M€ compared to 2,089 M€ in the third quarter 2009. Expressed in dollars, the Group’s net cash flow was 2.4 G$ in the third quarter 2010.

[10]	cash flow from operations at replacement cost before changes in working capital.

[11]	net cash flow = cash flow from operations + divestments – gross investments.

●	Results for the first nine months of 2010
     > Operating income
Compared to the first nine months of 2009, the average Brent price increased by 35% to 77.1 $/b while the average realized price of gas decreased by 4%. The ERMI increased by 29% to 25.7 $/t.
The euro-dollar exchange rate was 1.31 $/€ compared to 1.37 $/€ on average for the first nine months of 2009.
In this environment, the adjusted operating income from the business segments was 14,695 M€, an increase of 45% compared to the first nine months of 200912. Expressed in dollars, the adjusted operating income from the business segments was 19.3 B$, an increase of 39% compared to the first nine months of 2009.
The effective tax rate13 for the business segments was 56% for the first nine months of 2010 compared to 55% for the first nine months of 2009.
Adjusted net operating income from the business segments was 7,886 M€ compared to 5,536 M€ in the first nine months of 2009, an increase of 42%.
Expressed in dollars, adjusted net operating income from the business segments increased by 37%. This increase is lower than that of the adjusted operating income from the business segments mainly due to the higher average effective tax rate for the business segments.
     > Net income
Adjusted net income increased by 36% to 7,732 M€ from 5,703 M€ in the first nine months of 2009. This excludes the after-tax inventory effect, special items, and, through June 30, 2010, the Group’s equity share of adjustment items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 465 M€ compared to a positive impact of 1,237 M€ in the first nine months of 2009.
•	The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income of 81 M€ in the first nine months of 2010 and a negative impact on net income of 252 M€ in the first nine months of 2009.
•	Special items had a positive impact on net income of 425 M€ in the first nine months of 2010 and a negative impact on net income of 306 M€ in the first nine months of 2009[14].
Net income (Group share) was 8,541 M€ compared to 6,382 M€ in the first nine months of 2009.
The effective tax rate for the Group was 55% in the first nine months of 2010.
The Group did not buy back shares in the first nine months of 2010. On September 30, 2010, there were 2,246.9 million fully-diluted shares compared to 2,239.7 million fully-diluted shares on September 30, 2009.
Adjusted fully-diluted earnings per share, based on 2,243.3 million weighted-average shares was 3.45 euros compared to 2.55 euros in the first nine months of 2009, an increase of 35%.
Expressed in dollars, adjusted fully-diluted earnings per share were 4.53 compared to 3.49 in the first nine months of 2009, an increase of 30%.

[12]	special items affecting operating income from the business segments had a negative impact of 89 M€ in the first nine months of 2010 and a negative impact of 300 M€ in the first nine months of 2009.

[13]	as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[14]	detail shown on page 17.

     > Investments — divestments15
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 8.5 B€ (11.1 B$) in the first nine months of 2010 compared to 9.0 B€ (12.2 B$) in the first nine months of 2009.
Acquisitions were 2.5 B€ in the first nine months of 2010, comprised essentially of assets in the Barnett Shale in the U.S., UTS in Canada and an increased stake in the Laggan Tormore blocks in the UK.
Asset sales in the first nine months of 2010 were 2.7 B€, comprised essentially of the sales of Sanofi-Aventis shares, the Valhall and Hod fields in Norway and the Mapa Spontex unit in the Chemicals segment.
Net investments16 increased by 8% to 8.3 B€ from 7.7 B€ in the first nine months of 2009. Expressed in dollars, net investments increased by 4% in the first nine months of 2010 to 10.9 B$.
     > Cash flow
Cash flow from operations was 15,106 M€, an increase of 44% compared to the first nine months of 2009 essentially due to the increase in net income and the more favorable changes in working capital than in 2009.
Adjusted cash flow from operations17 was 13,348 M€, an increase of 33%. Expressed in dollars, adjusted cash flow from operations was 17.5 B$, an increase of 28%.
The Group’s net cash flow18 was 6,831 M€ compared to 2,783 M€ in the first nine months of 2009. Expressed in dollars, the Group’s net cash flow was 9.0 B$ in the first nine months of 2010.
The net-debt-to-equity ratio was 18,2% on September 30, 2010 compared to 22.7% on June 30, 2010 and 20.8% on September 30, 200919.

[15]	detail shown on page 18.

[16]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[17]	cash flow from operations at replacement cost before changes in working capital.

[18]	net cash flow = cash flow from operations + divestments – gross investments.

[19]	detail shown on page 19.

•    Analysis of business segment results
Upstream
     > Environment — liquids and gas price realizations*

3Q10	2Q10	3Q09	3Q10 vs 3Q09		9M10	9M09	9M10 vs 9M09
76.9	78.2	68.1	+13%	Brent ($/b)	77.1	57.3	+35%
72.8	74.8	65.1	+12%	Average liquids price ($/b)	74.0	53.7	+38%
5.13	4.82	4.89	+5%	Average gas price ($/Mbtu)	5.00	5.20	-4%
54.9	54.8	50.7	+8%	Average hydrocarbons price ($/boe)	55.1	44.5	+24%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
     > Production

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Hydrocarbon production	9M10	9M09	9M10 vs 9M09
2,340	2,359	2,243	+4%	Combined production (kboe/d)	2,375	2,249	+6%
1,325	1,327	1,379	-4%	• Liquids (kb/d)	1,341	1,373	-2%
5,529	5,549	4,726	+17%	• Gas (Mcf/d)	5,635	4,789	+18%
In the third quarter 2010, hydrocarbon production was 2,340 thousand barrels of oil equivalent per day (kboe/d), an increase of 4.3% compared to the third quarter 2009, essentially as a result of :
•	+3.5% for production ramp-ups on new fields, net of the normal decline, and a lower level of turnarounds,

•	+1.5% for lower OPEC reductions and an improvement in gas demand,

•	+1.5% for lower levels of disruptions in Nigeria related to security issues,

•	-2% for the price effect[20].
In the first nine months of 2010, hydrocarbon production was 2,375 kboe/d, an increase of 5.6% compared to the first nine months of 2009, essentially as a result of :
•	+6.5% for production ramp-ups on new fields, net of the normal decline, and a lower level of turnarounds,

•	+1.5% for lower OPEC reductions and an improvement in gas demand,

•	+1% for lower levels of disruptions in Nigeria related to security issues,

•	-0.5% for changes in the portfolio,

•	-3% for the price effect[20].

[20]	impact of changing hydrocarbon prices on entitlement volumes.

> Results

3Q10	2Q10	3Q09	3Q10 vs 3Q09	in millions of euros	9M10	9M09	9M10 vs 9M09
4,190	4,607	3,236	+29%	Adjusted operating income*	12,958	8,971	+44%
2,123	2,203	1,501	+41%	Adjusted net operating income*	6,297	4,434	+42%
335	271	190	+76%	• includes income from equity affiliates	941	593	+59%

3,400	2,723	2,512	+35%	Investments	9,266	7,426	+25%
1,035	174	87	x12	Divestments	1,296	321	x4
2,831	4,154	2,854	-1%	Cash flow from operating activities	11,665	7,375	+58%
3,498	3,895	2,939	+19%	Adjusted cash flow	10,517	8,168	+29%

*	detail of adjustment items shown in the business segment information annex to financial statements.
Adjusted net operating income for the Upstream segment in the third quarter 2010 was 2,123 M€ compared to 1,501 M€ in the third quarter 2009, an increase of 41%.
Expressed in dollars, this increase was 28%, reflecting mainly the increase in both production and hydrocarbon prices compared to the third quarter 2009.
The increase income from equity affiliates in the third quarter 2010 compared to the third quarter 2009 was due essentially to higher revenues from Qatargas and Yemen LNG.
The effective tax rate for the Upstream segment was 59% compared to 58% in the second quarter and 59% in the third quarter 2009.
In the first nine months of 2010, adjusted net operating income for the Upstream segment was 6,297 M€ compared to 4,434 M€ in the first nine months of 2009, an increase of 42%. Expressed in dollars, adjusted net operating income for the Upstream segment was 8.3 B$, an increase of 37% compared to the first nine months of 2009, essentially due to the increase in both production and hydrocarbon prices.
The return on average capital employed (ROACE21) for the Upstream segment for the twelve months ended September 30, 2010 was 21% compared to 19% for the twelve months ended June 30, 2010 and 18% for the full year 2009.
The annualized third quarter 2010 ROACE for the Upstream segment was 20%.

[21]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Downstream
     > Refinery throughput and utilization rates*

3Q10	2Q10	3Q09	3Q10 vs 3Q09		9M10	9M09	9M10 vs 9M09
2,068	2,141	2,142	-3%	Total refinery throughput (kb/d)	2,067	2,184	-5%
773	784	828	-7%	• France	746	882	-15%
1,038	1,110	1,045	-1%	• Rest of Europe	1,066	1,052	+1%
257	247	269	-4%	• Rest of world	255	250	+2%
				Utilization rates
74%	78%	78%		• Based on crude only	75%	79%
80%	83%	82%		• Based on crude and other feedstock	80%	84%

*	includes share of CEPSA.
In the third quarter 2010, despite a low level of planned turnarounds, refinery throughput decreased by 3% compared to the third quarter 2009 and second quarter 2010. The decrease compared to the third quarter 2009 was due mainly to the shutdown of the Dunkirk refinery, while the decrease compared to the second quarter 2010 came essentially from shutting down a distillation unit at the Lindsey refinery. The Group maintained good operational performance in its other refineries.
In the first nine months of 2010, refinery throughput decreased by 5% compared to the first nine months of 2009, reflecting essentially the shutdown of the Dunkirk refinery and a distillation unit at the Normandy refinery.
     > Results

				in millions of euros
3Q10	2Q10	3Q09	3Q10 vs 3Q09	(except the ERMI refining margin indicator)	9M10	9M09	9M10 vs 9M09
16.4	31.2	12.0	+37%	European refining margin indicator — ERMI ($/t)	25.7	19.9	+29%
237	549	83	x3	Adjusted operating income*	977	1,015	-4%
264	483	146	+81%	Adjusted net operating income*	902	902	—
60	44	75	-20%	• includes income from equity affiliates	118	136	-13%

568	562	607	-6%	Investments	1,586	1,927	-18%
28	11	23	+22%	Divestments	66	85	-22%
900	1,042	944	-5%	Cash flow from operating activities	2,396	2,564	-7%
555	774	229	x2	Adjusted cash flow	1,652	1,402	+18%

*	detail of adjustment items shown in the business segment information annex to financial statements.
The European refinery margin indicator averaged 16.4 $/t in the third quarter 2010, an increase of 37% compared to the third quarter 2009. In the first nine months of 2010, the ERMI was 25.7 $/t, an increase of 29% compared to the first nine months of 2009.
Adjusted net operating income from the Downstream segment was 264 M€ in the third quarter 2010, an increase of 81% compared to the third quarter 2009.
Expressed in dollars, adjusted net operating income from the Downstream segment was 341 M$, an increase of 63% compared to the third quarter 2009, reflecting in particular the increase in refining margins — which, however, remain at a very low level — and the good performance of marketing.

In the first nine months of 2010, adjusted net operating income from the Downstream segment was stable compared to the first nine months of 2009 at 902 M€.
Expressed in dollars, adjusted net operating income from the Downstream segment was 1.2 B$, a decrease of 4% compared to the first nine months of 2009.
The ROACE22 for the Downstream segment for the twelve months ended September 30, 2010 was 7% compared to 6% for the twelve months ended June 30, 2010 and 7% for the full year 2009.
The annualized third quarter 2010 ROACE for the Downstream segment was 7%.

[22]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Chemicals

3Q10	2Q10	3Q09	3Q10 vs 3Q09	in millions of euros	9M10	9M09	9M10 vs 9M09
4,460	4,589	3,892	+15%	Sales	13,272	10,794	+23%
2,748	2,794	2,326	+18%	• Base chemicals	8,074	6,266	+29%
1,710	1,784	1,566	+9%	• Specialties	5,185	4,528	+15%
301	305	191	+58%	Adjusted operating income*	760	183	x4
256	274	161	+59%	Adjusted net operating income*	687	200	x3
133	149	53	x3	• Base chemicals	326	32	x10
125	124	111	+13%	• Specialties	366	185	+98%
111	144	112	-1%	Investments	349	406	-14%
(10)	328	13	na	Divestments	324	27	x12
215	477	300	-28%	Cash flow from operating activities	602	758	-21%
322	418	244	+32%	Adjusted cash flow	968	224	x4

*	detail of adjustment items shown in the business segment information annex to financial statements.
In the third quarter 2010, the environment for the Chemicals remained globally favorable, despite a decrease in U.S. petrochemical margins.
Sales for the Chemicals segment were 4.5 B€ in the third quarter 2010.
Adjusted net operating income from the Chemicals segment was 256 M€ in the third quarter 2010, an increase of 59% compared to the third quarter 2009. The increase was driven essentially by an improvement in the Petrochemicals; the Specialties continued to show solid performance.
In the first nine months of 2010, adjusted net operating income from the Chemicals segment was 687 M€ compared to 200 M€ in the first nine months of 2009. The results of Base chemicals and Specialties increased by factors of ten and two, respectively, thanks to an improvement in the environment and good operational performance.
The ROACE23 for the Chemicals segment for the twelve months ended September 30, 2010 was 11% compared to 9% for the twelve months ended June 30, 2010 and 4% for the full year 2009.
The annualized third quarter 2010 ROACE for the Chemicals segment was 14%.

[23]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

● Summary and outlook
The ROACE for the twelve months ended September 30, 2010 was 16% for the Group and 17% for the business segments. The ROACE for the Group was 14% for the twelve months ended June 30, 2010 and 13% for the full year 2009.
Annualizing the third quarter 2010 adjusted net operating income, the ROACE for the Group was 15%.
Return on equity for the twelve months ended September 30, 2010 was 19%.
Investments excluding acquisitions24 were 11.1 B$ in the first nine months of 2010, in line with the 2010 budget of 18 B$.
The net-debt-to-equity ratio at September 30, 2010 was 18.2% compared to 22.7% at the end of the second quarter 2010. The Group maintains its net-debt-to-equity objective range of 25-30% for year-end 2010.
Following a decision by the Board of Directors on July 29, 2010, Total will pay the interim 2010 dividend of 1.14 €/share on November 17, 201025.
In addition, within the delegation of authority granted to the Board of Directors by the Shareholders’ Annual Meeting, the Board decided on October 28, 2010 to proceed with a capital increase reserved for employees of up to 12 million shares by the May 2011 Annual Meeting.
At the beginning of the fourth quarter 2010, strikes to protest pension reforms led to a temporary shutdown of the French refineries. The dollar has continued to weaken against the euro, while the price of oil has increased in response to positive economic signs and the approach of winter in the northern hemisphere. Natural gas spot prices have increased in Europe and Asia but have decreased in the U.S., where the market remains oversupplied as a result of the abundance of shale gas production.
♦ ♦ ♦
To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)207 162 0177 in Europe or +1 334 323 6203 in the U.S. A replay available will be available until November 12 and can be accessed through the website or by calling +44 (0)207 031 4064 in Europe or +1 954 334 0342 in the US (code : 876553).

[24]	including net investments in equity affiliates and non-consolidated companies.

[25]	the ex-dividend date for the 2010 interim dividend is November 12, 2010; for the ADR (NYSE : TOT) the ex-dividend date is November 9, 2010.

The September 30, 2010 notes to the consolidated financial statements are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the United States Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and, through June 30, 2010, excluding Total’s equity share of the adjustment items related to Sanofi-Aventis. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our annual report on Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92400 Courbevoie, France, or on our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

Operating information by segment
Third quarter and first nine months of 2010
● Upstream

			3Q10 vs	Combined liquids and gas			9M10 vs
3Q10	2Q10	3Q09	3Q09	production by region (kboe/d)	9M10	9M09	9M09
521	577	569	-8%	Europe	581	609	-5%
765	752	762	—	Africa	754	739	+2%
534	515	419	+27%	Middle East	522	419	+25%
65	63	31	x2	North America	65	18	x4
179	184	183	-2%	South America	178	187	-5%
253	246	259	-2%	Asia-Pacific	251	254	-1%
23	22	20	+15%	CIS	24	23	+4%
2,340	2,359	2,243	+4%	Total production	2,375	2,249	+6%
455	434	351	+30%	Includes equity and non-consolidated affiliates	435	348	+25%

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Liquids production by region (kb/d)	9M10	9M09	9M10 vs 9M09
251	258	279	-10%	Europe	270	291	-7%
617	611	647	-5%	Africa	616	627	-2%
313	309	300	+4%	Middle East	308	308	—
29	30	27	+7%	North America	30	16	+88%
72	76	79	-9%	South America	73	84	-13%
30	30	33	-9%	Asia-Pacific	31	34	-9%
13	13	14	-7%	CIS	13	13	—
1,325	1,327	1,379	-4%	Total production	1,341	1,373	-2%
304	298	286	+6%	Includes equity and non-consolidated affiliates	295	289	+2%

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Gas production by region (Mcf/d)	9M10	9M09	9M10 vs 9M09
1,464	1,689	1,580	-7%	Europe	1,696	1,733	-2%
758	704	583	+30%	Africa	703	572	+23%
1,207	1,098	657	+84%	Middle East	1,164	614	+90%
203	191	19	x11	North America	194	12	x16
593	594	575	+3%	South America	581	570	+2%
1,249	1,220	1,276	-2%	Asia-Pacific	1,239	1,238	—
55	53	36	+53%	CIS	58	50	+16%
5,529	5,549	4,726	+17%	Total production	5,635	4,789	+18%
820	737	355	x2	Includes equity and non-consolidated affiliates	756	314	x2

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Liquefied natural gas	9M10	9M09	9M10 vs 9M09
3.39	3.04	2.18	+56%	LNG sales* (Mt)	9.32	6.48	+44%

*	sales, Group share, excluding trading ; 1 Mt/y = approx. 133 Mcf/d ; 2009 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2009 SEC coefficient.
● Downstream

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Refined products sales by region (kb/d)*	9M10	9M09	9M10 vs 9M09
1,920	1,881	2,014	-5%	Europe	1,917	2,055	-7%
286	301	278	+3%	Africa	290	276	+5%
102	115	164	-38%	Americas	121	171	-29%
161	163	134	+20%	Rest of world	157	137	+15%
2,469	2,460	2,590	-5%	Total consolidated sales	2,485	2,639	-6%
1,300	1,526	887	+47%	Trading	1,272	993	+28%

3,769	3,986	3,477	+8%	Total refined product sales	3,757	3,632	+3%

*	includes trading and share of CEPSA.

Adjustment items
● Adjustments to operating income from business segments

3Q10	2Q10	3Q09	in millions of euros	9M10	9M09
(15)	(24)	(9)	Special items affecting operating income from the business segments	(89)	(300)
—	—	—	• Restructuring charges	—	—
(15)	(8)	(3)	• Impairments	(23)	(108)
—	(16)	(6)	• Other	(66)	(192)
(104)	214	214	Pre-tax inventory effect : FIFO vs. replacement cost	596	1,756

(119)	190	205	Total adjustments affecting operating income from the business segments	507	1,456
● Adjustments to net income (Group share)

3Q10	2Q10	3Q09	in millions of euros	9M10	9M09
400	11	2	Special items affecting net income (Group share)	425	(306)
502	63	46	• Gain on asset sales	694	87
(1)	(10)	(7)	• Restructuring charges	(11)	(112)
(101)	(6)	(2)	• Impairments	(166)	(73)
—	(36)	(35)	• Other	(92)	(208)
—	(40)	(70)	Equity shares of adjustments related to Sanofi-Aventis*	(81)	(252)
(48)	169	122	After-tax inventory effect : FIFO vs. replacement cost	465	1 237

352	140	54	Total adjustments to net income	809	679

*	based on Total’s share in Sanofi-Aventis of 5.7% on 6/30/2010, and 8.6% on 9/30/2009. Effective July 1, 2010, Sanofi-Aventis is no longer treated as an equity affiliate. Total’s share in Sanofi-Aventis was 5.7% on September 30, 2010.
Effective tax rates

3Q10	2Q10	3Q09	Effective tax rate*	9M10	9M09
59.5%	58.3%	59.3%	Upstream	59.2%	58.6%
56.3%	53.3%	56.5%	Group	55.4%	54.8%

*	tax on adjusted net operating income / (adjusted net operating income — income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments — Divestments

			3Q10 vs				9M10 vs
3Q10	2Q10	3Q09	3Q09	in millions of euros	9M10	9M09	9M09
2,982	3,067	3,111	-4%	Investments excluding acquisitions*	8,476	8,953	-5%
160	221	227	-30%	• Capitalized exploration	580	609	-5%
151	170	187	-19%	• Net investments in equity affiliates and non-consolidated companies	432	435	-1%
1,023	305	58	x18	Acquisitions	2,545	631	x4

4,005	3,372	3,169	+26%	Investments including acquisitions*	11,021	9,584	+15%

987	758	702	+41%	Asset sales	2,710	1,842	+47%

3,018	2,596	2,449	+23%	Net investments**	8,275	7,688	+8%

3Q10	2Q10	3Q09	3Q10 vs 3Q09	expressed in millions of dollars***	9M10	9M09	9M10 vs 9M09
3,850	3,898	4,450	-13%	Investments excluding acquisitions*	11,142	12,234	-9%
207	281	325	-36%	• Capitalized exploration	762	832	-8%
195	216	267	-27%	• Net investments in equity affiliates and non-consolidated companies	568	594	-4%
1,321	388	83	x16	Acquisitions	3,345	862	x4

5,170	4,285	4,533	+14%	Investments including acquisitions*	14,487	13,097	+11%

1,274	963	1,004	+27%	Asset sales	3,562	2,517	+42%

3,896	3,299	3,503	+11%	Net investments**	10,877	10,506	+4%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies — asset sales + net financing for employees related to stock purchase plans.

***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	9/30/2010	6/30/2010	9/30/2009
Current borrowings	10,201	8,521	6,012
Net current financial assets	(1,351)	(1,225)	(160)
Non-current financial debt	21,566	22,813	19,146
Hedging instruments of non-current debt	(1,760)	(1,812)	(983)
Cash and cash equivalents	(18,247)	(14,832)	(13,775)
Net debt	10,409	13,465	10,240

Shareholders’ equity	57,583	60,955	49,620
Estimated dividend payable*	(1,273)	(2,547)	(1,273)
Minority interests	838	858	959
Equity	57,148	59,266	49,306

Net-debt-to-equity ratio	18.2%	22.7%	20.8%

*	based on a 2010 dividend equal to the dividend paid in 2009 (2.28 €/share), after deducting the interim dividend of 1.14 € per share approved by the Board of Directors on July 29, 2010.
2010 Sensitivities*

Impact on adjusted
			Impact on adjusted	net operating
	Scenario	Change	operating income(e)	income(e)
Dollar	1.40 $/€	+0.1 $per€	-1.1 B€	-0.6 B€
Brent	60 $/b	+1 $/b	+0.25 B€/ 0.35 B$	+0.11 B€/ 0.15 B$
European refining margins ERMI	15 $/t	+1 $/t	+0.07 B€/ 0.10 B$	+0.05 B€/ 0.07 B$

*	sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed
● Twelve months ended September 30, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group**
Adjusted net operating income	8,245	953	759	9,957	10,272
Capital employed at 9/30/2009*	35,514	13,513	6,845	55,872	61,030
Capital employed at 9/30/2010*	41,629	15,379	7,232	64,240	68,242
ROACE	21.4%	6.6%	10.8%	16.6%	15.9%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for the Group adjusted for the amount of the interim dividend payable approved in July 2010 (2,548 M€).
● Twelve months ended June 30, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group
Adjusted net operating income	7,623	835	664	9,122	9,652
Capital employed at 6/30/2009*	35,385	13,939	6,915	56,239	62,294
Capital employed at 6/30/2010*	43,908	16,010	7,286	67,204	72,042

ROACE	19.2%	5.6%	9.4%	14.8%	14.4%

*	at replacement cost (excluding after-tax inventory effect).
● For the twelve months ended September 30, 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group***
Adjusted net operating income	6,429	1,672	377	8,478	9,096
Capital employed at 9/30/2008*	30,184	12,649	8,107	50,940	58,165
Capital employed at 9/30/2009*	35,514	13,513	6,845	55,872	61,030

ROACE	19.6%	12.8%	5.0%	15.9%	15.3%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 121 M€ pre-tax at 9/30/2008

***	capital employed for the Group adjusted for the amount of the interim dividend payable approved in July 2009 (2,544 M€).